Exhibit 2.2
DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

    As of December 31, 2020, Euronav NV (the “Company”) only had ordinary shares, no par value, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description sets forth certain material terms and provisions of the Company’s ordinary shares. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Company’s Coordinated Articles of Association (the “Articles of Association”), as amended, which is incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit is a part. We encourage you to refer to our Articles of Association for additional information.

DESCRIPTION OF ORDINARY SHARES

Under our Articles of Association, our share capital amounts to two hundred thirty-nine million one hundred forty-seven thousand five hundred and five US Dollars and eighty-two cents (USD 239,147,505.82) and is represented by two hundred twenty million twenty-four thousand seven hundred thirteen (220,024,713) shares without par value. The share capital is paid up in full. The respective number of ordinary shares issued and outstanding as of the last day of the fiscal year for the annual report on Form 20-F to which this description is attached or incorporated by reference as an exhibit is provided on the cover page of such annual report on Form 20-F. Other than the preferential subscription rights described below under “Preferential Subscription Rights”, holders of our ordinary shares do not have any other conversion or redemption rights to subscribe to any of our securities.

Voting Rights

Each outstanding ordinary share entitles the holder to one vote on all matters submitted to a vote of shareholders. Each share represents an identical fraction of the share capital and is either in registered or dematerialized form.

Our Articles of Association provide that our Supervisory Board shall consist of at least five and maximum ten members. Our Supervisory Board currently consists of six members. The Articles of Association provide that the members of the Supervisory Board remain in office for a period not exceeding 4 years and are eligible for re-election. The term of a member of the Supervisory Board comes to an end immediately after the annual shareholders’ meeting of the last year of his term. Members of the Supervisory Board can be dismissed at any time by the vote of a majority of our shareholders. Each year, there may be one or more members of the Supervisory Board who have reached the end of their current term of office and may be reappointed.

Dividend Rights

Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Articles of Association and applicable Belgian law. The declaration and payment of dividends, if any, will always be subject to the approval of either our Supervisory Board (in the case of “interim dividends”) or of the shareholders (in the case of “regular dividends” or “intermediary dividends”).

    Our current dividend policy is the following: we intend to pay a minimum fixed dividend of at least $0.12 in total per share per year provided (a) the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, that additional income will be allocated to either: additional cash dividends, share buy-back, accelerated amortization of debt or the acquisition of vessels which the Supervisory Board considers at that time to be accretive to shareholders’ value.

    Additional guidance to the above stated policy, to be applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, was provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows:

•Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.
•This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.
•The Company retains the right to return more than 80% should the circumstances allow it.

As part of its distribution policy the Company will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments. As part of its distribution policy the Company will not include non-cash items affecting the results such as deferred tax assets or deferred tax liabilities.

Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries’ ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full). Please see “Item 5. Operating and Financial Review and Prospects” for more information relating to restrictions on our ability to pay dividends under the terms of the agreements governing our indebtedness. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our paid-up or, if higher, called-up capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may impose restrictions on the payment or source of dividends under certain circumstances.

Liquidation Rights

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes shall be distributed to the holders of our ordinary shares, each receiving a sum proportional to the number of our shares held by them, subject to prior liquidation rights of any preferred stock that may be outstanding.

Preferential Subscription Rights

In the event of a share capital increase for cash by way of the issue of new shares, or in the event of an issue of convertible bonds or subscription rights, our existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or subscription rights.

In accordance with the provisions of the Belgian Code of Companies and Associations and our Articles of Association, the Company, when issuing shares, has the authority to limit or cancel the preferential subscription right of the shareholders in the interest of the Company in respect of such issuance. This limitation or cancellation can be decided upon in favor of one or more particular persons subscribing to that issuance.

When cancelling the preferential right of the shareholders, priority may be given to the existing shareholders for the allocation of the newly issued shares.

Limitations on Ownership

Neither Belgian law nor our Coordinated Articles of Association imposes any general limitation on the right of non-residents or foreign persons to hold our ordinary shares or exercise voting rights on our ordinary shares other than those limitations that would generally apply to all shareholders.

Anti-Takeover Effect of Certain Provisions of Belgian Law

Our Articles of Association do not contain provisions that may have anti-takeover effects. However, there are provisions in the Belgian laws that may have anti-takeover effects and are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Supervisory Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Certain Belgian Company Considerations

Our corporate affairs are governed by our Articles of Association and by the Belgian Code of Companies and Associations. You should be aware that the Belgian Code of Companies and Associations differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. Accordingly, you may have more difficulty protecting your interests under Belgian law in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction, such as the State of Delaware. The following table provides a comparison between the statutory provisions of the Belgian Code of Companies and Associations and the Delaware General Corporation Law relating to shareholders’ rights.

Belgium	Delaware
Shareholder Meetings
An annual shareholders’ meeting will be held at such times and places as designated in the articles of association, or if not so designated, as determined in the notice for the meeting.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special or extraordinary meetings of shareholders may be called by the board of directors or the statutory auditor (or liquidators, if appropriate) or must be called when one or more shareholders holding at least one-tenth of the share capital so demands.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

In general, meetings must be held in Belgium. Extraordinary shareholders’ meeting before a Belgian notary public must be held in Belgium.	May be held within or without Delaware.

Notice:	Notice:

Notices of meetings must contain the agenda items of the meeting and any proposed resolutions to be submitted at the meeting. One or more shareholders holding jointly 3% or more of a company’s capital may request items to be added to the agenda and submit proposed resolutions.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Notices of meetings must be published in the Belgian State Gazette, in another nationally published newspaper, and on the website of the company at least 30 days prior to the meeting date. Notices must be delivered by letter to the holders of registered shares, registered subscription rights and registered bonds and to directors and the statutory auditor at least 30 days prior to the meeting date. Meeting notices and related documentation, including board of directors and auditor reports, must be published on the company’s website.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights
Unless otherwise provided for in the articles of association of a company, shareholders may take action by written consent of all shareholders.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than 50% of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The Belgian Code of Companies and Associations does not provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Transactions with Significant Shareholders

Conflicts of interest procedures generally apply at the board level, not at the level of the shareholders.

Save for certain exempted decisions or transactions, the Belgian Code of Companies and Associations provides for a special procedure when the board of directors has to decide on transactions between a listed company and a related party (excluding its subsidiaries). Subject to certain conditions, the procedure also applies to transactions between the listed company and subsidiaries of the listed company in which the controlling shareholder of the listed company (directly or indirectly) holds a certain ownership or economic interest. Prior to such decisions or transactions, the board of directors must appoint a special committee of three independent members of the board of directors, which, if deemed necessary, may be supported by one or more independent experts appointed by the special committee, which will assess the proposed decisions or transactions.

The board is not obligated to follow the advice of the independent committee, however, in case the advice is deviated from, such deviations must be noted in the minutes of the meeting that decides on the matter. If a director is involved in the decision or transaction, such director may not participate in the deliberation or vote. If all directors are involved, the decision or the transaction will be submitted to the shareholders’ meeting. In addition, the statutory auditor of the company must assess the information in the advice of the independent committee and in the minutes.

The company must make a public announcement at the latest at the time that the decision is adopted or the transaction is entered into, which must include certain details regarding the decision or transaction). The advice of the independent committee (and if applicable, the reasons for departing from it by the board) should be attached to the announcement, as well as the opinion of the statutory auditor. The annual report of the company must contain an overview of all announcements made during the financial year, with reference to the place where the announcements can be consulted.

Following decisions or actions are exempt from this procedure: (i) common decisions or actions under conditions that are at arm’s length, (ii) decisions or actions that represent less than 1% of the company’s net assets, (iii) decisions or actions with respect to (certain components of) the remuneration of directors, members of a management body or persons in charge of the daily management and (iv) the acquisition or disposal of treasury shares, the distribution of interim dividends and capital increases in the framework of the authorized capital without restriction or suppression of the preferential subscription rights.

Any director who has a direct or indirect personal financial interest in a decision or transaction within the powers of the board of directors must disclose this interest to the other directors before the board takes any action. The interested director must notify the statutory auditor of the conflict. The director may neither participate in the deliberation nor vote on the decision or transaction at issue. The company’s annual report must contain an excerpt from the minutes of the meeting of the board of directors describing the financial impact of the matter and justifying the decision of the board. The auditors’ report must contain descriptions of the financial impact on the company of each board decision regarding a director conflict of interest.

Subject to certain exceptions and conditions, a corporation may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder without prior approval from shareholders holding at least 66 2/3% of the corporation’s outstanding voting stock which is not owned by such interested shareholder.

Merger or Consolidation
Any two or more companies may merge into a single company pursuant to a merger proposal drafted by the management bodies of the concerned companies and upon the approval of the shareholders of each of the merging companies at their respective extraordinary shareholders’ meeting. The merger proposal must be filed for deposit by each company involved in the merger at the court registry of the enterprise court where its registered office is established, and must be published in the Belgian State Gazette. Filing shall take place at the latest six weeks prior to the resolution to merge at the shareholders’ meetings. At each of the meetings, a quorum representing at least half of the capital of the company is required. If such quorum is not achieved at a first meeting, a second meeting may be convened to which no quorum applies. The merger is approved if 75% of the votes cast are in favor.
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

The management body of a company is authorized to contribute or transfer a branch of activity, and the attached assets and liabilities, to another company for a consideration consisting exclusively of shares of the acquiring company in case of a contribution or cash in case of a transfer, without being dissolved. The management bodies of the contributing and acquiring company shall draw up draft terms of contribution of a branch of activities in an authentic or private deed.

The shareholders’ meeting of a company is authorized to contribute or transfer all its assets and liabilities to one or more existing or new companies for a consideration exclusively consisting of shares of the acquiring company or companies in case of a contribution or cash in case of a transfer, without being dissolved, at the proposal of the management body of the contributing company. The management bodies of the contributing and acquiring company shall draw up draft terms of contribution of a universality in an authentic or private deed. At the shareholders’ meeting, a quorum representing at least half of the capital of the company is required. If such quorum is not achieved at a first meeting, a second meeting may be convened to which no quorum applies. The contribution of a universality is approved if 75% of the votes cast are in favor.
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Subject to certain conditions, where an acquiring company owns 90% or more, but not all, of the shares and other securities conferring the right to vote in the company being acquired, the shareholders’ meeting of the acquiring company must not approve the merger and the change in the number of shares in the acquiring company and, where appropriate, its capital as a result of the merger. In this case, the management body of the acquiring company shall have the power to decide whether to authorize the merger and to amend the number of shares and, where appropriate, the capital of the acquiring company as a result of the merger.
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage or pledge of a company’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the articles of association provide otherwise.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
The board of directors must consist of at least three members, except in the event that there are no more than two shareholders, in which case the board of directors may consist of two members.	The board of directors must consist of at least one member.

Number of directors shall be fixed in a manner provided in the articles of association. If no number is specified therein, the number of directors is decided at a shareholders’ meeting in accordance with the provisions of the articles of association on this matter, if any. Any deviation from a stipulated minimum or maximum number of directors may only be made by amendment of the articles of association.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation. If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

The board of directors shall have the power to carry out all acts necessary or useful to achieve the object of the company, save for the powers reserved to the shareholders’ meeting by law. Directors have a fundamental duty to exercise their mandate in the best interests of the company, which also includes the collective financial interests of the company’s shareholders.	The business and affairs of a corporation are managed by or under the direction of its Board of Directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Removal:	Removal:

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the articles of association otherwise provides.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

The Belgian Code of Companies and Associations does not provide for classified boards.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Indemnification of Directors and Officers
The liability of a member of a management body or director in charge of the daily management may not be limited beyond the maximum cap on liability of 12 million euro per fact or set of facts that may give rise to liability, regardless of the number of plaintiffs or claims. The maximum amounts shall apply to all persons referred to in the first sentence together. The limitation of liability shall not apply in the case of a minor error which occurs more frequently than accidentally, a serious error, or fraudulent intent or intent to damage on the part of the person claimed to be liable.

The company, its subsidiaries or the entities controlled by it may not exonerate or indemnify in advance the persons referred to in the first subparagraph from their liability towards the company or third parties.

Any provision in the articles of association, in an agreement or unilateral expression of intent that states the contrary shall be considered as nonexistent.
A corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Dissenters’ Rights of Appraisal
No such rights are provided for under Belgian law.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is offered for consideration is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

Shareholder’s Derivative Actions

An actio mandati, a derivative suit instituted on behalf of a company by its shareholders against the company’s directors for breaches of the law, the articles of association or faults in their management are generally available to shareholders. The decision to bring a suit must be made by the vote at a shareholders’ meeting of a simple majority unless a company’s articles of association provide differently.
In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Minority shareholders are permitted to bring a suit against the company’s directors on behalf of the company provided that (i) such shareholders jointly hold at least 1% of the outstanding shares of the company or hold at least EUR 1,250,000.00 of the company’s capital on the date on which release from liability is granted to a director and (ii) the shareholders instituting the suit voted against the release from liability, abstained from voting or were not present at the relevant meeting at which a director’s release from liability was decided.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

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